EXHIBIT 99.1

POET Technologies Reports Second Quarter 2023 Financial Results

TORONTO, Aug. 11, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today reported its consolidated financial results for the second quarter ended June 30, 2023. The Company’s financial results as well as the accompanying Management Discussion and Analysis have been filed on SEDAR and EDGAR. All financial figures are in United States dollars (“USD”) unless otherwise indicated.

Business Highlights since First Quarter Results reported on May 15, 2023:

  On June 14, 2023, the Company announced alpha sample readiness of “POET Infinity™”, a chiplet-based transmitter platform for 400G, 800G and 1.6T pluggable transceivers and co-packaged optics solutions. Two lead customers have partnered with POET to test the alpha version of the Infinity chiplet.
  On June 29, 2023, the Company announced that it had established an “at-the-market” (ATM) offering program in Canada and the United States with Craig-Hallum Capital Group LLC and Cormark Securities Inc. The ATM program allowed the Company to issue and sell, at its sole discretion, common shares of the Company not to exceed, in aggregate, US$30 million, through the facilities of the TSX Venture Exchange and Nasdaq Capital Market. For further details concerning the ATM program, refer to the Company’s news release dated June 29, 2023. The Company suspended the ATM program on August 5, 2023 due to the expiry of the Company’s Canadian short form base shelf prospectus and SEC F-10 registration statement on August 5, 2023.
  On June 30, 2023, the Company held its Annual General and Special Meeting of shareholders (AGM). All resolutions recommended by management and voted on by shareholders were passed by substantial positive margins, including the election of directors who will serve a term until the next AGM.
  On August 9, 2023, the Company filed a shelf registration statement on the Form F-3 with the United States Securities and Exchange Commission (SEC). The Form F-3 is intended to allow the Company the flexibility to raise additional capital through the sale and issuance of securities outside of Canada. The filing is subject to review and approval by the SEC. Once effective, the Form F-3 may be used, among other things, to support the resumption of the sale of securities through the Nasdaq Capital Market under a newly-established ATM.

Management Comment

Chairman & CEO Dr. Suresh Venkatesan, commented, “We continue to execute on our roadmap, while also accelerating certain aspects of it through increased customer engagements. The Company now has five product lines that we are actively sampling and engaged with at new and existing customers. POET Infinity™, POET Starlight™, POET LightBar™, POET Legacy™, and POET ONE ™ have emerged as foundational products for us and are providing the opportunity for expanded discussions with customers. Our AI product line features competitively priced and scalable optical engines for high-speed ethernet-based transceivers and packaged light sources for CXL 3.0-type interfaces. Within the datacom and telecom markets, we have delivered alpha versions of the POET Infinity optical chiplet solution to two lead customers for testing. These customers aim to develop industry-leading 800G 2xFR4 QSFP-DD and OSFP transceiver solutions. To further support our team’s engineering and commercialization achievements, we have increased our sales and marketing activities. As a result, website visitation grew by more than 300% during the quarter, with U.S. interest accounting for a majority of the uptick in traffic.”

Non-IFRS Financial Summary

The Company reported non-recurring engineering revenue (“NRE”) of $177,000 in the second quarter of 2023 compared to $120,000 for the same period in 2022 and $181,000 in the first quarter of 2023. In the second quarter, the Company provided under NRE contract services to multiple customers, one of which continued to contract services from last year. The revenue relates to unique projects that are being addressed utilizing the capabilities of the POET Optical Interposer.

The Company reported a net loss of $4.4 million, or ($0.11) per share, in the second quarter of 2023 compared with a net loss $5.3 million, or ($0.14) per share, for the same period in 2022 and a net loss of $5.3 million, or ($0.14) per share, in the first quarter of 2023. The net loss in the second quarter of 2023 included research and development costs of $2.0 million compared to $1.8 million for the same period in 2022 and $2.3 million in the first quarter of 2023. Fluctuations in R&D for a company of POET’s size and stage of growth is expected on a period-over-period basis as the Company transitions from technology development to product development.

Non-cash expenses in the second quarter of 2023 included stock-based compensation of $0.7 million and depreciation and amortization of $0.5 million. Non-cash stock-based compensation and depreciation and amortization in the same period of 2022 were $1.0 million and $0.3 million, respectively. First quarter 2023 stock-based compensation and depreciation and amortization were $1.2 million and $0.4 million, respectively. The Company had non-cash finance costs of $11,000 in the second quarter of 2023 compared to non-cash finance costs of $13,000 in the second quarter of 2022 and non-cash finance costs of $11,000 in the first quarter of 2023.

The Company recognized other income, including interest of $57,000 in the second quarter of 2023, compared to $40,000 in the same period in 2022 and $78,000 in the first quarter of 2023.

Non-cash impact of the Company’s joint venture, Super Photonics Xiamen (“SPX”), in the second quarter of 2023 was nil, compared to a net loss of $0.7 million in the same period of 2022 and nil in the first quarter of 2023. The Company’s share of loss was approximately 80.7% of the loss of SPX in the second quarter of 2023, 88.5% in the second quarter of 2022 and 80.7% in the first quarter of 2023. The Company’s current share of the operating loss is a result of the high value of the Company’s initial contribution. Although the Company’s equity ownership of SPX approximated 80.7% at June 30, 2023, the Company did not recognize a share of loss in SPX in the second quarter of 2023 because the value of its investment is carried at nil on the consolidated statements of financial position precluding further loss recognition under the relevant accounting standards.

Cash flow from operating activities in the second quarter of 2023 was ($4.0) million, compared to ($3.4) million in the second quarter of 2022 and ($4.4) million in the first quarter of 2023.

The Company received $1.6 million from the exercise of warrants and stock options in the second quarter of 2023. From January 1, 2023 to June 30, 2023, the Company received $7.9 million from the exercise of warrants and stock options.

Non-IFRS Financial Performance Measures

Certain financial information presented in this press release is not prescribed by IFRS. These non-IFRS financial performance measures are included because management has used the information to analyze the business performance and financial position of POET. These non-IFRS financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

POET TECHNOLOGIES INC. PROFORMA – NON-IFRS AND IFRS PRESENTATION OF OPERATIONS (All figures are in U.S. Dollars)

For the Quarter ended:	30-Jun-23	31-Mar-23	31-Dec-22	30-Sep-22	30-Jun-22

Sales	177,390	180,836	199,559	232,928	120,261
Research and development	(2,036,953)	(2,316,475)	(2,745,886)	(1,884,767)	(1,829,369)
Depreciation and amortization	(462,743)	(445,044)	(341,017)	(336,446)	(313,677)
Professional fees	(255,094)	(313,404)	(430,668)	(203,778)	(291,185)
Wages and benefits	(655,066)	(677,924)	(665,682)	(646,349)	(728,313)
Impact of join venture	-	-	(405,471)	116,747	(745,961)
Stock-based compensation	(697,690)	(1,202,018)	(1,588,706)	(880,796)	(969,661)
General expenses and rent	(502,707)	(566,768)	(359,062)	(484,559)	(552,410)
Impairment and other loss	-	-	-	-	-
Interest expense	(11,214)	(10,531)	(11,610)	(11,707)	(12,627)
Other (income), including interest	57,454	78,041	68,592	57,429	40,300
Net loss	(4,386,623)	(5,273,287)	(6,279,951)	(4,041,298)	(5,282,642)

Net loss per share	(0.11)	(0.14)	(0.17)	(0.11)	(0.14)

Stock Option Grant

The Board of Directors approved the grant of 952,171 options to purchase common shares to non-executive directors, officers and employees of the Company. All option grants must be exercised within 10 years of the grant once they are vested. The total granted included 162,171 options to non-executive directors, paid in lieu of cash for services to be rendered until the next AGM, with an exercise price of C$5.70, vesting quarterly over the year. 415,000 options were awarded to officers and 375,000 options to other employees as a key part of their compensation packages. The options to non-executive directors and other employees have an exercise price of C$5.50 and vest over 4 years, with the first vesting of 25% on the first anniversary of the grant and the balance vesting quarterly over the following three-year period.

About POET Technologies Inc.

POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, the introduction and market acceptance of new products, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, the necessity to incur capital and other expenditures, the timing and outcome of the SEC review of the Form F-3 (if any) and the timing and ability to establish the ATM program under the Form F-3. Actual results could differ materially due to a number of factors, including, without limitation, the failure to introduce new products as planned, the failure of its products to meet performance requirements, lack of sales in its products, once released, failure to mitigate operational risks, delays or failure in completing projects, lack of performance of its joint venture, delays in recruitment of personnel or unanticipated delays or failures of third-parties to deliver to expectations, inability to execute projects, and the ability to raise additional capital as needed. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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